UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced that its corporate partner Boston Scientific Corporation (“BSC”)  has received indication extensions to the European CE mark for its TAXUS® Liberté™ paclitaxel-eluting coronary stent system for use in some of the most challenging coronary procedures.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 16, 2006

                  By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, May 16, 2006

TAXUS® LIBERTé™ STENT SYSTEM RECEIVES EUROPEAN APPROVAL FOR THREE COMPLEX CORONARY PROCEDURES

Boston Scientific’s second-generation stent system now approved for treatment of acute mycocardial infarction, total occlusions and in-stent restenosis

Large vessel TAXUS Liberté stent also receives CE mark

Vancouver, BC (May 16, 2006) -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced that its corporate partner Boston Scientific Corporation (“BSC”)  has received indication extensions to the European CE mark for its TAXUS® Liberté™ paclitaxel-eluting coronary stent system for use in some of the most challenging coronary procedures.

The new labeling reflects a review of TAXUS clinical data by the European regulatory agency.  In addition to its existing indication for the treatment of de-novo lesions in native coronary arteries, the TAXUS Liberté stent system is now indicated in Europe for the treatment of restenotic lesions (in-stent restenosis, or ISR) and total occlusions (TO) in patients with coronary artery disease, including acute myocardial infarction (AMI).  These three new indications account for more than 20 percent of all coronary interventions.

The TAXUS Liberté stent system is now the only drug-eluting stent system with these new indications for use in Europe.

This revised labeling follows the excellent clinical outcomes the TAXUS stent system has shown in the treatment of complex lesions in recent clinical trials and registries, including the TAXUS V ISR trial and the MILESTONE II, WISDOM, ARRIVE, and OLYMPIA registries.

In addition to the three new indications, the large vessel diameter TAXUS Liberté stent also received the CE mark.  This stent uses a modified cell design intended for drug delivery in larger vessels, and will be available in a 4.0 mm diameter and seven different lengths.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About Angiotech Pharmaceuticals, Inc.

Founded in 1992, Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company, with 14 facilities in 6 countries and over 1,500 dedicated employees, that discovers, develops and markets innovative, minimally invasive treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained in this press release or in our other written or oral public communications that are not based on historical or current fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Such forward-looking statements are based on assumptions that involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Forward-looking statements in this release include the statements regarding: the applicability of the clinical data to patient populations and the accuracy of information concerning the statement that the three new indications granted to BSC in Europe accounted for more than 20% of coronary interventions.  These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, among others, the possibility of a change in the regulatory environment in Europe and the risks and uncertainties described in Angiotech’s filings with the United States Securities and Exchange Commission or the Canadian securities regulators.  The forward looking statements are also based on a number of assumptions, including the applicability of the clinical data to patient populations; that the study results were collected and reported in accordance with the study protocol; that the study results have been accurately interpreted; and the accuracy of information concerning the statement that the three new indications granted to BSC in Europe account for more than 20% of coronary interventions.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:

Janet Craig

VP, Investor Relations and Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-6933

Media:

Jodi Regts

Manager, Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7930